[LETTERHEAD OF EPICEPT CORPORATION]
August 26, 2010
Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EpiCept Corporation Form 10-K for the year ended December 31, 2009 Filed March 15, 2010 File No. 000-51290
Dear Mr. Rosenberg:
This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of August 3, 2010 (the “Letter”) regarding the above-captioned filing of EpiCept Corporation (the “Company”).
This letter contains, for review by the Staff, the Company’s proposed responses to the comments contained in the Letter. We are providing the text of the comments included in the Letter in bold for convenience purposes.
Item 1. Business
Our Strategic Alliances, page 8
1. We note the discussion of your exclusive commercialization agreement with Meda AB. Please revise your disclosure to provide a more narrow range of royalties paid within ten percentage points, for example “teens,” “twenties,” etc. Also, please describe the agreement’s term and termination provisions.
We propose to include the following disclosure in an amendment on Form 10-K/A with respect to the Meda agreement:
“We will receive an escalating percentage royalty on net sales in the covered territories ranging from the low teens to the low twenties and will be responsible for Ceplene’s commercial supply. The initial term of this agreement is ten years and is subject to automatic two year extensions at Meda’s option. The agreement can be terminated at any time by Meda upon six months prior written notice. The agreement can also be terminated by mutual agreement or for cause.”

License Agreements, page 11
2. It appears that your license agreements with Myriad, Dalhousie and Dr. Hellstrand are material to your business and the development of your products. Accordingly, please file a copy of each agreement, or, alternatively, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on any of these agreements. In addition, please expand your disclosure relating to your agreement with Dalhousie to include the royalty rate and the aggregate potential milestone payments due.
We will include the Myriad agreement as an exhibit to an amendment on Form 10-K/A. This document was previously filed as Exhibit 10.7 in the 10-Q dated 2/10/2004 for the period ended 12/31/2003 by Maxim Pharmaceuticals, which we acquired in January 2006. We are not substantially dependent on the Hellstrand agreements because the Ceplene patents licensed to us by Dr. Hellstrand have expired, we have no obligation to develop a related compound we recently licensed from him, and our compensation to Dr. Hellstrand is not material. Likewise, we consider the Dalhousie agreement a contract made in the ordinary course of business. We have no obligation to develop the product in any circumstance in which we have determined that it is no longer financially, economically, commercially, or scientifically feasible to do so. To maintain our rights we are required to pay an annual maintenance fee of $500,000, however we have the ability to cancel the agreement annually on giving 90 days notice in advance of the due date, in which case we will retain our data and have no further obligation to Dalhousie. We propose to include the following disclosure in an amendment on Form 10-K/A with respect to the Dalhousie agreement:
“We are obligated to make payments to Dalhousie totaling $0.9 million, of which $0.2 million has been paid, upon achievement of specified milestones and to pay single digit royalties based on annual net sales derived from the products incorporating the licensed technology. We are obligated to pay Dalhousie an annual maintenance fee of $0.5 million until the license agreement expires or is terminated, or an NDA for NP-1 is filed with the FDA, otherwise Dalhousie will have the option to terminate the contract.”
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 61
3. We note your statement that “The Compensation Committee intends to utilize annual incentive bonuses to compensate executive officers for achieving financial and operational goals and for achieving individual annual performance objectives.” Based on this disclosure, it appears that your annual cash bonuses are based upon achievement of pre-established objectives. With regard to your discussion of cash bonus awards for 2009, please revise your disclosure to provide the following for each executive officer:

•	The individual and corporate performance measures applicable to each named executive officer and used to determine their annual bonuses and how each measure was weighted, if applicable. To the extent that any of the performance measures were quantitative, your disclosure should also be quantitative.

•	The threshold, target, and maximum levels of achievement of each performance measure, if applicable.

•	The intended relationship between the level of achievement of corporate and individual performance and the amount of bonus to be awarded.

•	The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance applicable to them.

•	Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.
We propose to include the disclosure attached hereto as Rider A in an amendment on Form 10-K/A with respect to the cash bonus awards for 2009.
4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
The Company has concluded that there are no risks arising from our compensation policies and practices for our employees that are reasonably likely to have a material adverse effect on our business. We examined our compensation policies and practices in terms of our levels of base compensation and the types of performance objectives connected to the payment of bonus compensation, as compared with the overall operation of our business, and concluded that (i) our levels of compensation, as determined through the use of the peer group analysis described in the Executive Compensation section of the previously filed Form 10-K, do not present any risks that are reasonably likely to have a material adverse effect on our business, and (ii) any risks associated with performing the objective tasks connected to the payment of bonus compensation, which tasks are essential to the conduct of our business, do not differ from the general risks associated to the conduct of our business as described in the Risk Factors section of the Form 10-K.
Summary Compensation Table, page 65
5. Your summary compensation table should reflect in the 2009 bonus column the amount of annual cash bonus earned during 2009 and paid in 2010 (based on the achievement of performance objectives for 2009) even if the payment was made in 2010. Please confirm that in future filings you will report the annual cash bonuses paid in 2010 as 2009 compensation and that you will revise the compensation for prior years accordingly.

We hereby confirm that in future filings we will report the annual cash bonuses paid in 2010 as 2009 compensation and that we will revise the compensation for prior years accordingly.
Exhibits 31.1 and 31.2
6. Please revise these certifications to include the entire introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.
We will revise the certifications accordingly and file them along with an amendement on Form 10-K/A.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Robert W. Cook
Robert W. Cook
Senior Vice President & Chief Financial Officer

RIDER A
Bonus Determinations For 2009
The target bonus amounts, as a percentage of each named executive officer’s base salary, were set by the Compensation Committee based on the peer compensation analysis described above. The individual performance objectives for each of the named executive officers who were awarded bonuses for 2009, and the analysis of the achievement of those objectives in determining such bonuses, were as follows:
Jack Talley. The Committee considered Mr. Talley’s performance in the areas of corporate management, the establishment of the Company’s oncology identity through the commercialization of Ceplene and other oncology assets and value realization of the company’s analgesic assets.
The Committee established several objectives for consideration of his corporate management performance, including implementation of the 2009 operating plan/budget, ensuring that actual results do not exceed authorized budget; and staffing the organization as operational circumstances dictate to ensure the Company is appropriately staffed and sized with key personnel required to implement plans. These objectives were met, while an objective to fund the Company’s operations without tapping the capital markets was not.
2009 Performance Objectives to establish EpiCept as an oncology company included the completion of a Ceplene marketing agreement(s) for the European Union, providing necessary scientific, clinical and regulatory support to the successful commercialization of Ceplene in Europe, and ensuring that all resources required to advance Ceplene towards an NDA filing with FDA and an NDS submission with Health Canada are implemented. These objectives were partially or wholly completed. With respect to the advancement of other oncology assets, performance objectives were set concerning the advancement of crolibulin and Azixa in clinical development.
A 2009 Performance Objective to realize value of the Company’s analgesic assets was primarily concerned with the licensing of NP-1. Progress was noted in meeting this objective.
The Committee determined, considering the partial achievement of certain of his objectives, that Mr. Talley had achieved 50% of the objectives set for him, and awarded him a bonus for 2009 of $119,625, which was 50% of his target bonus.
Robert Cook. The Committee considered Mr. Cook’s performance against performance objectives in the areas of finance and accounting, investor relations, and corporate administration.
2009 Performance Objectives with respect to finance and accounting included ensuring that sufficient funds were` available for the Company’s 2009 operating plan, monitoring liquidity and recommending appropriate action as necessary; monitoring the Company’s performance compared with the 2009 operating plan/budget, seeking and implementing efficiencies in order to meet or reduce the G&A expense portion of 2009 operating plan; and ensuring the Company’s accurate and timely compliance with SEC and OMX reporting requirements.

Performance objectives with respect to investor relations included evaluating the effectiveness of the Company’s IR program and recommending actions as appropriate to improve IR effectiveness, and identifying and implementing efficiencies in investor relations in order to meet or reduce the G&A expense portion of the 2009 operating plan.
The critical corporate administration performance objective was completing the effective shut-down of the company’s San Diego operations in preparation for a subleasing of the facility to a third party.
The Committee determined that Mr. Cook had achieved all of the objectives set for him, and awarded him a bonus for 2009 of $83,120, which was 100% of his target bonus.
Stephane Allard. The Committee established several objectives for consideration of Dr. Allard’s 2009 performance, all of which were achieved or exceeded. Objectives related to Ceplene included the initiation of the biomarker study in Europe and related activities required to address EMEA post-approval commitments, the design and implementation of a NDA filing strategy for Ceplene in the US, and support of other marketing and regulatory activities. Objectives related to other company product candidates concerned the completion of various statistical analyses and study reports, and oversight of ongoing clinical trials.
The Committee determined that Dr. Allard had achieved all of the objectives set for him and, with respect to his contributions to the Health Canada NDS filing and EpiCept NP-1 CPN study, exceeded those objectives, and awarded him a bonus for 2009 of $93,150, which was 115% of his target bonus.
Dileep Bhagwat. The Committee established several objectives for consideration of Dr. Bhagwat’s performance, one of which was not achieved. Objectives relating to Ceplene included securing the appropriate supplies required for a commercial launch in Europe and the post-approval clinical studies, facilitating the completion of the CMC component and other assigned sections of the Ceplene NDA filing, and leading efforts to gain regulatory approval in Canada. Other objectives included ensuring adequate supply of product for clinical trials of other compounds and internal objectives related to staffing and administration.
The Committee determined that Mr. Bhagwat had achieved 85% of the objectives set for him, and awarded him a bonus for 2009 of $68,850, which was 85% of his target bonus.